FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                        Form 20-F  X        Form 40-F
                                 ----                 ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                       Yes                   No   X
                          ----                  ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                        Yes                  No  X
                           ---                  ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes                   No  X
                           --                    ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

ENDESA Remains for the Second Consecutive Year in the Dow Jones
Sustainability World Index -DJSI World-

    NEW YORK--(BUSINESS WIRE)--Sept. 12, 2003--ENDESA (NYSE: ELE)

    --  ENDESA also remains in the Dow Jones Stoxx Sustainability
        European Index for the third year

    -- These indexes are the main reference for companies distinguished by their contribution to the Sustainable
        Development.

    ENDESA (NYSE: ELE) remains for the second consecutive year in the Dow Jones Sustainability World Index (DJSI World), the main world indicator of companies with a significant contribution to the Sustainable Development.
    In the 2003 annual review of the Dow Jones Sustainability Word Index ENDESA has maintained its presence. 300 companies from 23 countries that are leaders in their respective industries have been selected as sustainability-driven.
    Besides ENDESA, the other five Spanish companies that have been selected for their inclusion in this index are Inditex, SCH, BBVA, Iberdrola and Ferrovial.
    Likewise, since 2001 ENDESA is in the European DJSI STOXX, which includes 180 companies from 14 countries. These companies follow sustainability principles and are also included in the Dow Jones STOXX 600 index.
    These indexes, elaborated and annually reviewed by Dow Jones Stoxx Limited and Sam Group, are highly regarded since they offer an independent appraisal of the companies' management in the three main areas of sustainable development: financial, environmental and social.
    It is worth to mention that the members of the DJSI World represent a 10% of the 2,500 companies included in the Dow Jones Global Index that are distiguished by their leading roles in taking into account social, environmental and financial issues in their corporate policies.
    In March 2002, ENDESA subscribed the U.N. Global Compact by which Endesa is committed to the values and principles of such agreement, related to human rights, labor rules and environment in order to promote sustainable growth.
    It is also important to highlight that on July 2003 ENDESA was included in the World Bank's Carbon Fund (Community Development Carbon Fund - CDCF) to promote projects which reduce greenhouse emissions mainly in underdeveloped countries.

    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENDESA, S.A.

Dated: September 12th, 2003    By: /s/ David Raya
                                  --------------------------------------
                               Name: David Raya
                              Title: Manager of North America Investor Relations